UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

344123203

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn: Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Richard J. Cooper

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

August 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344123203		Page 1 of 4
	1	Name of Reporting Person D. E. Shaw Laminar Portfolios, L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 176,285,879
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 176,285,879
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 176,285,879
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 78.4%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 224,801,107 shares of Common Stock, which is the sum of (i) 210,693,480 outstanding shares as of August 4, 2008, as reported by the Company in its most recent quarterly report on Form 10-Q, (ii) 3,169,230 Delayed Delivery Shares, as described herein, and (iii) 10,938,397 shares acquired by D. E. Shaw Laminar Portfolios, L.L.C. in the Second Lien Term Loan Offering, as described herein.

CUSIP No. 344123203		Page 2 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.P.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 176,485,101
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 176,485,101
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 176,485,101
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 78.5%(1)
	14	Type of Reporting Person (See Instructions) IA, PN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 224,802,099 shares of Common Stock, which is the sum of (i) 210,693,480 outstanding shares as of August 4, 2008, as reported by the Company in its most recent quarterly report on Form 10-Q, (ii) 3,169,230 Delayed Delivery Shares, as described herein, (iii) 10,938,397 shares acquired by D. E. Shaw Laminar Portfolios, L.L.C. in the Second Lien Term Loan Offering, as described herein, and (iv) 992 shares that D. E. Shaw & Co., L.P. has the right to acquire upon the exercise of vested stock options.

CUSIP No. 344123203		Page 3 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 176,285,879
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 176,285,879
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 176,285,879
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 78.4%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 224,801,107 shares of Common Stock, which is the sum of (i) 210,693,480 outstanding shares as of August 4, 2008, as reported by the Company in its most recent quarterly report on Form 10-Q, (ii) 3,169,230 Delayed Delivery Shares, as described herein, and (iii) 10,938,397 shares acquired by D. E. Shaw Laminar Portfolios, L.L.C. in the Second Lien Term Loan Offering, as described herein.

CUSIP No. 344123203		Page 4 of 4
	1	Name of Reporting Person David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 176,485,101
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 176,485,101
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 176,485,101
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 78.5%(1)
	14	Type of Reporting Person (See Instructions) IN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 224,802,099 shares of Common Stock, which is the sum of (i) 210,693,480 outstanding shares as of August 4, 2008, as reported by the Company in its most recent quarterly report on Form 10-Q, (ii) 3,169,230 Delayed Delivery Shares, as described herein, (iii) 10,938,397 shares acquired by D. E. Shaw Laminar Portfolios, L.L.C. in the Second Lien Term Loan Offering, as described herein, and (iv) 992 shares that D. E. Shaw & Co., L.P. has the right to acquire upon the exercise of vested stock options.

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, Amendment No. 4 to Schedule 13D, dated as of February 14, 2007, Amendment No. 5 to Schedule 13D, dated as of August 23, 2007, Amendment No. 6 to Schedule 13D, dated as of February 20, 2008, Amendment No. 7 to Schedule 13D, dated as of April 4, 2008, Amendment No. 8 to Schedule 13D, dated as of April 23, 2008, Amendment No. 9 to Schedule 13D, dated as of May 19, 2008, Amendment No. 10 to Schedule 13D, dated as of June 20, 2008, Amendment No. 11 to Schedule 13D, dated as of June 24, 2008, and Amendment No. 12 to Schedule 13D, dated as of July 28, 2008 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

The Reporting Persons may be deemed to be members of a group with the other Significant Equityholders (as defined below in Item 6) within the meaning of Rule 13d-5(b) with respect to their interests in equity securities of Foamex International Inc. (the “Company”). However, the Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) beneficially owned by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring 10,938,397 shares of Common Stock in the Second Lien Term Loan Offering (as defined below in Item 6), D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”) assigned to the Company, on a dollar-for-dollar basis at par, loans outstanding under the Second Lien Term Credit Agreement, dated as of February 12, 2007 (the “Second Lien Term Credit Agreement”), by and among Foamex L.P., the Company, Bank of America, N.A., as Administrative Agent and Collateral Agent, and the lenders and other parties named therein (the “Second Lien Term Loans”), in an aggregate par value of $7,109,958, or $0.65 per share. Laminar did not pay cash in connection with this acquisition of Common Stock.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby replaced as follows:

(a), (b) Based on information reported by the Company in its quarterly report on Form 10-Q for the period ended June 29, 2008, filed with the SEC on August 8, 2008, there were 210,693,480 shares of Common Stock outstanding as of August 4, 2008. As further described in Amendment No. 11 to the Schedule 13D, the Company also delivered an aggregate 3,169,230 shares of Common Stock (the “Delayed Delivery Shares”) to the Significant Equityholders upon the closing of the Rights Offering (as defined below in Item 6).

The Subject Shares (defined below in this Item 5) reported on this Schedule 13D are comprised of (i) 176,285,879 shares of Common Stock owned by Laminar, (ii) 198,230 shares of Common Stock owned by DESCO LP, and (iii) 992 shares of Common Stock that DESCO LP has the right to acquire upon the exercise of vested stock options.

Using the sum of (i) the number of outstanding shares of Common Stock reported by the Company, (ii) the number of Delayed Delivery Shares, and (iii) the number of shares of Common Stock issued to Laminar in the Second Lien Term Loan Offering as described herein, which sum is equal to 224,801,107 (the “Laminar Total Share Count”), the 176,285,879 shares of Common Stock beneficially owned by Laminar (the “Laminar Shares”) represent approximately 78.4% of the Laminar Total Share Count.

Using the sum of (i) the Laminar Total Share Count and (ii) the number of shares of Common Stock that DESCO LP has the right to acquire upon the exercise of vested stock options, which sum is equal to 224,802,099 (the “DESCO LP Total Share Count”), the 199,222 shares of Common Stock beneficially owned by DESCO LP or issuable to DESCO LP upon the exercise of vested stock options (the “DESCO LP Shares,” and together with the Laminar Shares, the “Subject Shares”) represent approximately 0.1% of the DESCO LP Total Share Count, and the 176,485,101 Subject Shares represent approximately 78.5% of the DESCO LP Total Share Count.

Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares and DESCO LP will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESCO LP Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Company directly and each such entity disclaims beneficial ownership of the Subject Shares. DESCO LP does not own any of the Laminar Shares directly and disclaims beneficial ownership of the Laminar Shares.

David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

Item 5(c) of the Schedule 13D is hereby supplemented as follows:

(c) As described below in Item 6, Laminar acquired 10,938,397 shares of Common Stock from the Company in the Second Lien Term Loan Offering at a price of $0.65 per share by an assignment to the Company, on a dollar-for-dollar basis at par, of Second Lien Term Loans. Pursuant to the terms of the Second Lien Term Loan Offering, Laminar is deemed to own the acquired shares of Common Stock from the time of the closing of the Second Lien Term Loan Offering on August 15, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

As previously reported in Amendment No. 7 to the Schedule 13D, on April 1, 2008, Laminar, Sigma Capital Associates, LLC (“Sigma”), CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) (“CGDO”), and Q Funding III, L.P. (together with Laminar, Sigma and CGDO, the “Significant Equityholders”) and the Company entered into an equity commitment agreement, pursuant to which the Company conducted a rights offering (the “Rights Offering”) to existing holders of Common Stock and, concurrently with the Rights Offering, an offering of shares of Common Stock (the “Second Lien Term Loan Offering” and, together with the Rights Offering, the “Offerings”) to the lenders under the Second Lien Term Credit Agreement.

On August 15, 2008, the Offerings closed. Laminar acquired 10,938,397 shares of Common Stock in the Second Lien Term Loan Offering at a price of $0.65 per share of Common Stock. Pursuant to the terms of the Second Lien Term Loan Offering, Laminar paid the purchase price by assigning to the Company, on a dollar-for-

dollar basis at par, Second Lien Term Loans in an aggregate par value of $7,109,958. Laminar did not pay cash in connection with this acquisition of Common Stock.

In connection with the closing of the Offerings, the Company and the Significant Equityholders entered into a registration rights agreement (the “Registration Rights Agreement”), under which the Significant Equityholders received demand and “piggyback” registration rights with respect to the public resale of shares of Common Stock held by them. Among other things, the Registration Rights Agreement entitles the Significant Equityholders to make three demands for registration of all or part of the Common Stock held by them, subject to certain conditions and exceptions. No demand will qualify as such unless (i) it is made by the holders of at least 25% of the aggregate number of outstanding shares of Common Stock and at least 25% of such aggregate number of outstanding shares shall be registered or (ii) it is made by any Significant Equityholder if at the time of the demand such Significant Equityholder and its affiliates hold not less than 75% of the shares of Common Stock they held immediately following the closing of the Rights Offering. In addition, piggyback registration rights contained in the Registration Rights Agreement provide that, subject to certain conditions and exceptions, if the Company proposes to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering of equity securities, then the Company will offer each of the Significant Equityholders the opportunity to register all or part of their shares of Common Stock on the terms and conditions set forth in the Registration Rights Agreement. Upon the request of holders of at least 25% of the aggregate number of outstanding shares of Common Stock, the Significant Equityholders also have unlimited rights to register Common Stock that is subject to the Registration Rights Agreement on Form S-3, if and when the Company qualifies to use such form.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 3 hereto and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 3	Registration Rights Agreement, dated as of August 15, 2008, by and among Foamex International Inc. and the Significant Equityholders named therein.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Anne Dinning, Rochelle Elias, Julius Gaudio, John Liftin, Louis Salkind, Stuart Steckler, Maximilian Stone, and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated: August 19, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Attorney-in-Fact for David E. Shaw